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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ---------------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                              ---------------------

                                DANA CORPORATION
                            (Name of Subject Company)

                              ---------------------

                                DANA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                    (including the Associated Series A Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   235811 10 6
                      (CUSIP Number of Class of Securities)

                              ---------------------

                            Michael L. DeBacker, Esq.
                  Vice President, General Counsel and Secretary
                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
                                 (419) 535-4500
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                              ---------------------

                                 With copies to:

                             Adam O. Emmerich, Esq.
                               David C. Karp, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                  The purpose of this amendment is to amend and supplement Items
8 and 9 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by Dana Corporation, a Virginia corporation, on July 22, 2003, as thereafter amended, and to add an additional Exhibit and revise the
Exhibit Index accordingly.

Item 8.           Additional Information to be Furnished.

                  Item 8 is hereby amended by adding the following paragraph to the end of such Section:

         On August 4, 2003, ArvinMeritor and the Offeror sought permission from the court to amend their complaint in the State Action. ArvinMeritor's and the Offeror's proposed amended complaint alleges, among other things: (1) that Dana's directors violated their fiduciary duties by failing to adequately consider ArvinMeritor's June proposals and the Offer, and by failing to agree to negotiate with ArvinMeritor; (2) that the Independent Committee was formed as a result of an undisclosed conflict between Dana's management and its directors, and that such conflict (and the resulting need to form the Independent Committee) makes all actions taken by the Board prior to the formation of the Independent Committee suspect and deficient; (3) that the members of the Independent Committee violated their fiduciary duties by failing to retain an independent financial advisor; (4) that Dana's directors violated their fiduciary duties by relying on Deutsche Bank; (5) that Dana's directors violated their fiduciary duties by not obtaining an opinion on the Offer from Goldman Sachs; (6) that Dana's directors violated their fiduciary duties by failing to redeem Dana's Rights Agreement; and (7) that the Company's chief executive officer violated his fiduciary duties by allegedly informing ArvinMeritor's chief executive officer on June 4, 2003, that Dana was not for sale, and that recent public statements by him in which he allegedly stated that there is no price at which he would support a sale to ArvinMeritor demonstrate that he is continuing to violate his fiduciary duties.

         ArvinMeritor's proposed amended complaint seeks a judgment declaring that Dana's directors breached their fiduciary duties to the Company's shareholders by failing to properly consider the Offer and by refusing to negotiate or meet with ArvinMeritor to discuss ArvinMeritor's efforts to purchase the Company. In addition, ArvinMeritor and the Offeror seek a declaratory judgment that, among other things, the defendants have breached their fiduciary obligations by failing to ensure that no conflict exists between the defendants' own interests and those of the Company's shareholders or, if any such conflicts exist, to ensure that they are resolved in favor of the Company's shareholders. ArvinMeritor and the Offeror also seek an injunction prohibiting the Company from taking any action with respect to the Rights Agreement or otherwise that is designed to impede or delay the Offer, the Proposed Merger, or the efforts of ArvinMeritor and the Offeror to acquire the Company. The Company and the Board of Directors believe the allegations in the proposed amended complaint in the State Action are without merit.

         A copy of ArvinMeritor's proposed amended complaint is attached hereto as Exhibit (a)(14) and is hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(14).




Item 9.           Exhibits.
                  --------

Exhibit No.           Description
-----------------     ----------------------------------------------------------
      (a) (14)        First Amended and Supplemental Complaint filed by
                      ArvinMeritor, Inc. on August 4, 2003 in the Circuit Court for the City of Buena Vista, Virginia



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                DANA CORPORATION

                                                By: /s/ Joseph M. Magliochetti
                                                    --------------------------
                                                     Joseph M. Magliochetti
                                                     Chairman of the Board and
                                                     Chief Executive Officer

                                                     Dated:  August 5, 2003



                                      -2-

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                                INDEX OF EXHIBITS

Exhibit No.           Description
------------------    ----------------------------------------------------------

      (a) (14) First Amended and Supplemental Complaint filed by ArvinMeritor, Inc. on August 4, 2003 in the Circuit Court for the City of Buena Vista, Virginia




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